Stolt-Nielsen S.A.                                  [LOGO OF STOLT-NIELSEN S.A.]

c/o Stolt-Nielsen Ltd.       Tel: +44 207 611 8960
Aldwych House                Fax: +44 207 611 8965
71-91 Aldwych                www.stolt-nielsen.com
London WC2B 4HN
United Kingdom



     Stolt-Nielsen Asks Supreme Court to Review the U.S Antitrust Division's
                           Broken Promise of Amnesty

London, England - July 21, 2006 - Stolt-Nielsen S.A. (Nasdaq NM: SNSA; Oslo Stock Exchange: SNI) announced today that it has asked the U.S. Supreme Court to consider the U.S. Department of Justice Antitrust Division's attempt to breach its promise of amnesty for the Company.

"We believe that the Company's legal position will ultimately prevail irrespective of the outcome of our request for a hearing before the Supreme Court, said James B. Hurlock, an outside director and Chair of the SNSA Board of Directors' Legal Affairs Committee. "Whether or not we ultimately succeed in the Supreme Court, we will promptly move to dismiss any indictment by advancing the very same legal arguments that prevailed when the district court enjoined any prosecution based on our amnesty agreement with the Antitrust Division."

"To induce the Company to enter into amnesty, the Antitrust Division promised in its speeches and in the agreement freedom from indictment," Mr. Hurlock said. "Now, after we relied on the Division's words, the Division has reneged on its amnesty promise, saying that it only promised freedom from conviction."

In January 2005, the federal district court in Philadelphia ruled that the amnesty agreement between Stolt-Nielsen and the Antitrust Division precluded criminal prosecution of the Company or its executives. In fact, the district court made 89 findings of fact, including that Stolt-Nielsen had performed its side of the bargain. The district court remains the only court to have considered this case on its merits

In March 2006, a two-judge panel of the Third Circuit appeals court reversed the injunction on narrow separation of powers grounds, holding that district courts do not have the authority to enjoin the Division prior to an indictment. The Third Circuit did not, however, disagree with the district court's factual findings, including its conclusion that prosecution by the Antitrust Division would breach the Amnesty Agreement. The Third Circuit further held that the appropriate procedure was for Stolt-Nielsen, following any indictment, to file a pretrial motion to dismiss the indictment based on the Amnesty Agreement defenses. The Third Circuit emphasized that Stolt-Nielsen could file such a motion immediately after any indictment.

It is this Third Circuit decision that is the formal basis of the petition to the Supreme Court.

"Every legal step we are taking is focused, expeditious, and will protect Stolt-Nielsen and ensure the Company's long-term viability and reputation," Mr. Hurlock added. "We went into the Amnesty Program to protect our shareholders. That remains our goal as we take this matter to the highest U.S. tribunal," Mr. Hurlock added.

A copy of the petition to the U.S. Supreme Court is available at www.stolt-nielsen.com.


Contacts:         Richard Lemanski
                  001-203.299.3604
                  rlemanski@stolt.com

                  Jan Engelhardtsen
                  011-44 20 7611 8972
                  jce@stolt.com



About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot and Southern bluefin tuna.


Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which the Company operates; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that we transport; prevailing market rates for the transportation services that the Company offers and the fish products that the Company sells; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing the Company's older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; the Company's relationship with significant customers; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing the Company's aquaculture business; the impact of laws and regulations; operating hazards, including marine disasters, spills or environmental damage; the conditions and factors that may influence the decision to issue future dividends; and the market for long-term debt. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

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